Exhibit 1

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                                     HAVAS


[GRAPHIC OMITTED]

Press release                                     Paris, July 31st, 2003, 7.30am


                 o FIRST HALF 2003 REVENUE: [EURO]835.6 million

                       o STRATEGIC REORGANIZATION TO CREAT
                                 A "NEW HAVAS"

                    o To drive growth in revenues
                    o And significantly improve profitability

Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS) has announced a strategic reorganization designed to give it the means to drive its growth in revenues and significantly improve profitability.

The Group's estimated revenue for the first half of 2003 reached [EURO]835.6 million, compared to first half 2002 revenue of [EURO]1,029.1 million, down 18.80%, due mainly to a 23% increase in the euro relative to the dollar and 10% relative to sterling against first half 2002.

At constant exchange rates, the decline is -7.8%.

At constant exchange rates and structure, the organic growth is -6.8%.

Billings, at [EURO]5,573 million, decreased in line with revenue.

The market environment continued to be challenging through the second quarter: the deterioration in Europe was not compensated for by the first signs of an upturn in the United States. The lack of visibility continues as a result of the ongoing after-effects of the Iraqi war, the downward revision of economic indicators and advertising spend estimates in Europe, the slowdown in the second quarter in Asia due to SARS and the volatility of consumer confidence indicators in the major countries.

Within this environment, Havas' second quarter 2003 reflected the same trends as the first:

      o A strong deterioration in Europe and in Marketing Services, principally in the United Kingdom.
      o Continued improvement in traditional advertising in the United States.

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On the other hand:
      o Latin America, although the activity there remains negative, improved during the second quarter
      o Asia, in the second quarter, remained stable after a first quarter of sustained growth.

Spending of major clients has shown some improvement, demonstrating the value of the Group's strategy to provide integrated communications. Havas also pursued its integration policy by rolling out its Euro RSCG Worldwide "Power of One" strategy.

Significant measures to align the cost structure to revenues have been taken during the first half. The cost of these actions will weigh on profitability in the first half, but significant cost savings should result, starting in the second half, enabling the Group to confirm, before the strategic reorganization, the objective of an improvement in profitability for 2003 compared to 11.1% in 2002.

Throughout the first half, the Group maintained its focus on cost reduction, principally through purchasing centralization, cash generation and debt reduction.

Following the implementation of the strategic reorganization, Havas will adopt appropriate solutions to refinance its debt, bearing in mind the interests of both the Group and its shareholders.

I. ANALYSIS OF ORGANIC GROWTH

               Analysis of first half 2003 by geographical region
--------------------------------------------------------------------------------
                                            Revenue               Organic growth
              ([EURO] million)           1st half 2003            H1-03 vs H1-02
--------------------------------------------------------------------------------
Europe                                       418.9                   -11.1%
--------------------------------------------------------------------------------
North America                                361.2                    -2.3%
--------------------------------------------------------------------------------
South America                                 24.1                    -7.8%
--------------------------------------------------------------------------------
Asia-Pacific                                  31.4                    +5.4%
--------------------------------------------------------------------------------
TOTAL                                        835.6                    -6.8%
--------------------------------------------------------------------------------

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                    Analysis of first half 2003 by discipline
--------------------------------------------------------------------------------
                                            Revenue               Organic growth
              ([EURO] million)           1st half 2003            H1-03 vs H1-02
--------------------------------------------------------------------------------
Traditional Advertising + Media              420.3                    -1.8%
--------------------------------------------------------------------------------
Marketing Services                           415.3                   -11.4%
--------------------------------------------------------------------------------
TOTAL                                        835.6                    -6.8%
--------------------------------------------------------------------------------

Organic growth in the second quarter was -7.8%, following organic growth of -5.8%, in the first quarter 2003.


             Analysis of second quarter 2003 by geographical region

--------------------------------------------------------------------------------
                                             Revenue             Organic growth
              ([EURO] million)          2nd quarter 2003       Q2 2003 / Q2 2002
--------------------------------------------------------------------------------
Europe                                       221.5                   -12.6%
--------------------------------------------------------------------------------
North America                                181.9                    -2.1%
--------------------------------------------------------------------------------
South America                                 13.3                    -5.8%
--------------------------------------------------------------------------------
Asia-Pacific                                  16.9                    -0.6%
--------------------------------------------------------------------------------
TOTAL                                        433.6                    -7.8%
--------------------------------------------------------------------------------


                  Analysis of second quarter 2003 by discipline

--------------------------------------------------------------------------------
                                             Revenue            Organic growth
              ([EURO] million)          2nd quarter 2003      Q2 2003 / Q2 2002
--------------------------------------------------------------------------------
Traditional advertising + media              221.3                    -2.2%
--------------------------------------------------------------------------------
Marketing Services                           212.3                   -13.0%
--------------------------------------------------------------------------------
TOTAL                                        433.6                    -7.8%
--------------------------------------------------------------------------------

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II. NEW BUSINESS

The Group won [EURO]912 million net new business(1) in the first half of 2003, down 5.3% on constant exchange rates. Havas was ranked No. 3 at end June in the Lehman Brothers(2) new business rankings.

The second quarter benefited from the integrated communications and/or global wins of Amtrak and Cap Gemini, following the Centrino (Intel), MCI Corporate and Aventis budgets in the first quarter.

The main new business wins during the second quarter 2003 were as follows:

1. Creative wins: American Legacy (USA); Vision Express (UK); Pastis 51 (France); Schweizerische Bundesbahn (Switzerland); Koenig Pilsener (Germany); Nutricia (India); Peugeot (China); Carrefour (Argentina)

2. Media wins: Amtrak (USA); Universal Studio (Canada); Daewoo, Barclays, Campari (Spain); Nike (Mexico); Decathlon (France),

3. Marketing Services wins: Intelstat, Promo Edge (USA); LE Group, 02UK (UK), Egypte 2010 (France)

4. Specialised Communication wins: Central Bank Pacific (USA), GlaxosmithKline Corporate (UK)

Main losses during the same period were as follows: Abbey National, Subway, Monster.com, RATP (creative), Nextel (CRM), Atlas (media)

III. STRATEGIC REORGANIZATION

Havas announced today the main outline of a strategic reorganization, aimed at driving growth in revenues and significantly improving profitability.

Commenting on this plan, Alain de Pouzilhac, Chairman and CEO of Havas, stated:

"During the last six months Bob Schmetterer and I have analyzed, on the one hand, the evolution and needs of our clients and of our market and, on the other hand, how to enable Havas to greatly improve the growth of its revenue and profits. We also created four new Executive Committees to enable the Group to improve the quality of its service.

--------
(1) Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.
(2) Lehman Brothers New Business Scorecard June 2003, released 7/7/2003

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Based on all of this work, we believe that to ensure our future we must position ourselves as an attractive alternative to the choices available to clients today from conventional groups.

This alternative is firmly based on client needs on a global basis, which are, principally: the exclusiveness of the relationship, trust, the enormous potential of new media opportunities, innovative, creative ideas, a reduction in costs and an improved return on investment.

This is why we have decided to reorganize Havas with a clear, simple vision which corresponds to those needs.

We want Havas to be a new leader in our market throughout the world by proposing the most innovative communication solutions. This must be reflected in our organization, which must be simplified, rationalized and avoid any duplication.

     1. The Group's global clients will principally be developed by Euro RSCG Worldwide through integrated communications driven by Creative Business Ideas(R).

     2. In the main markets - and only the key markets - a real creative alternative will be offered by Arnold Worldwide Partners.

     3. Finally, Havas - via MPG - will accelerate its worldwide media expertise and focus that expertise on the fully integrated realities of Traditional Media, Marketing Services and Data Driven Interactivity.

This means that all the companies that make up Specialized Services will, according to their fit, be integrated into Euro RSCG or MPG. We will go to great lengths to ensure that this integration is carried out very carefully, taking into account - above all - the interests of both clients and employees within the framework of an integrated communications approach.

Companies that obviously do not represent a strategic advantage for Euro RSCG Worldwide or Media Planning Group will not be able to remain long term in our organization.

To achieve this, Euro RSCG Worldwide will become our single global agency network. Euro RSCG Worldwide will focus on building long term relationships with clients by delivering Creative Business Ideas(R) and business solutions in all key worldwide markets, through a single integrated agency network organized around the "Power of One" strategies that have proved their worth in the United States, in France, in Spain, more recently in Great Britain and in Healthcare worldwide.

Arnold Worldwide Partners will concentrate on different clients and prospects that value above all else creative advertising locally or internationally. This is a

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different set of clients from Euro RSCG and allows to develop market share.
All the companies that are currently within the Arnold group and which do not have this local market positioning will be integrated into Euro RSCG Worldwide.

MPG will continue to provide its media services to its own clients as well as those of Euro RSCG Worldwide and of Arnold Worldwide Partners and will accelerate its program of global expansion. We are committed to growing this business to be a top-five global competitor in the next twelve months.

At the same time the headquarters will be streamlined and re-focused around five principal Group functions:

     o  Creative Reputation
     o  Finance and Legal
     o  Talent Development
     o  Internal and External Communications
     o  Information Technology and Knowledge Management

External Advisory Boards will also be set up in the USA, France and Great
Britain.

This new strategy will enable Havas, in the framework of its organizational structure, to significantly improve our effectiveness while developing:

     o  The quality of our products and service to our clients
     o  Our financial performance through cost reduction
     o  Existing and new client relationships both locally and globally
     o  Our capacity to attract and promote new talents
     o  Value creation for our shareholders
     o  The values inherent to our Group.

All of the details of this reorganization will be communicated to the market on September 18th.

We are embarking on this strategic reorganization with a great sense of confidence, which will enable us to rapidly achieve the new objectives we have set ourselves."




Paris, July 31st, 2003.

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Contacts:                                       Simon Gillham
                                                 Tel: +33 (0) 1 58 47 90 40
                                                 simon.gillham@havas.com

                                                 Virginia Jeanson
                                                 Tel: +33 (0) 1 58 47 91 34
                                                 virginia.jeanson@havas.com

                                                 Catherine Francois
                                                 Tel: +33 (0)1 58 47 91 35
                                                 catherine.francois@havas.com

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,000 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization but after associates and exceptional items.

Havas, 2 allee de Longchamp, 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B

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